Exhibit 10.26

Mr. William “Bill” Toler	AS of July 22, 2014

Re: Employment Letter, as amended after receipt of Equity Incentive Documents

Dear Bill:

I am pleased to make this offer to you to serve as President and CEO of Hostess Brands, LLC starting on May 1, 2014

The terms and conditions of this offer are as follows:

1. Position...as noted above. We expect that you will work out of Kansas City but that your job duties will result in your being on the road a majority of your time. You will be invited to attend all Board meetings.

2. Compensation: You will be paid a base salary of $400,000. You will be eligible for annual increases at the same time that other senior management members are each year. You will be eligible for a 75% bonus (75% of base comp) for each full year (short years are prorated) on the terms and conditions and pursuant to the Company’s Management Incentive Plan. Your bonus percentage will increase to 100% in the 2015 Calendar year.

3. You will report to Dean Metropoulos, Chairman or his designee

4. You will be eligible to receive and take part in all of the Company’s normal and customary benefit plans including a 401k plan.

5. You will receive equity in the Company’s Equity Incentive Plan On or as soon as practicable after your date of hire, you will be awarded 183,219 Class B Units in Hostess Management LLC, which at the time of grant will represent a right to 1% of the appreciation in Hostess Brands over Current Value as per the LLC Agreement. Your right to this appreciation will be subject to certain caps, vesting conditions, and other terms and conditions, all as set forth in the definitive documents, which will be provided to you separately. You have received and signed the actual Equity Plan Award since the beginning date of your employment. While it is not stated in the award agreement, we certainly expect that we will be running at an annualized $750M in sales rate by August 31, 2014. Your equity is being granted based on expected sales revenue increase over the next several months.

6. You will receive 3 weeks paid vacation pursuant to the Company’s vacation policy. You will be eligible for 4 weeks of vacation beginning in the 2015 calendar year.

7. In the event of your termination as a result of a Change of Control of the business which shall be defined as a sale of more than 51% of the stock of Hostess Brands, LLC by the current shareholders, you will be eligible to receive a payment of one year of your then current base salary and target bonus at the time of your termination. This payment will only be made to you if the entity that purchases control (the “ purchasing entity”) does not agree to retain you at your then current salary and target bonus for a period of at least one year post closing. In any event, you commit to us that, unless the purchasing entity does not require your services post - closing, you will agree to stay on for a minimum of 9 months post - closing if you are compensated at least at your then existing base salary for that 9 month period. This is a material interest of our ownership group. As such, 25% of any sum that you are to receive pursuant to paragraph 5, above will be escrowed at the time the sum is due to be paid at an escrow agent that is mutually acceptable to each party. Said escrowed sum will be paid to you at the earlier of the date you are released to leave by the purchasing entity or the expiration of the 9 month period from closing.

8. All of your reasonable and customary travel expenses shall be reimbursed by the Company pursuant to the Company’s Travel Reimbursement Plan.

You acknowledge receipt of full copies of all documents regarding the Equity Incentive Plan. Please sign a copy of this letter in the space below and return to me.

Best,

Mike

Agreed and Accepted:

William Toler